May 1, 2025

Esteban Saldarriaga
Chief Executive Officer
Logistic Properties of the Americas
601 Brickell Key Drive, Suite 700
Miami, FL 33131

       Re: Logistic Properties of the Americas
           Registration Statement on Form F-3
           Filed April 29, 2025
           File No. 333-286813
Dear Esteban Saldarriaga:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Joy K. Gallup, Esq.